EXHIBIT 21.1
SUBSIDIARIES OF
PHOENIX TECHNOLOGIES LTD.

Subsidiary	Country/State of Incorporation
Wholly Owned

Phoenix Acquisition Corporation**	Delaware

PTL (Phoenix Technologies Israel) Limited	Israel

TouchStone Software Corporation	Delaware

General Software, Inc	Washington

Phoenix Technologies GmbH	Germany

Phoenix Technologies (Hungary) Kft.**	Hungary

Phoenix Technologies Kabushiki Kaisha	Japan

Phoenix Technologies (Korea) Ltd	Korea

Phoenix Technologies Asia Pacific Ltd	Hong Kong

Phoenix Technologies (Nanjing) Co. Ltd	PRC

Award Software Far East Ltd.*	Hong Kong

Phoenix Technologies (Netherlands) B.V.**	The Netherlands

PTL Software (India) Private Limited	India

* Liquidation in process

** Inactive